May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Lauren Hamill

Re:	Alpha Cognition Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 23, 2024 CIK No. 0001655923 Registration Statement on Form S-1 filed April 30, 2024 File No. 333-278997

Ladies and Gentlemen,

Alpha Cognition Inc., a British Columbia corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 8, 2024 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form S-1 as filed with the Commission on April 30, 2024, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Amendment No. 2 to Draft Registration Statement on Form S-1 Our Business, page 1

1.	We note your response to prior comment 1, which we reissue.

●	Please revise your narrative disclosure here and elsewhere as appropriate to expressly state, if true, that the following programs are in the preclinical development phase: (1) the sublingual formulation of ALPHA-1062 for the treatment of mild-to-moderate AD and (2) ALPHA-1062IN for mTBI. For example only, revise your statements that a certain product candidate is “in the early development stages” (page 5) or “is in development” (pages 1, 76 and 101) to provide greater specificity.

●	Remove or revise the following statement on page 1 to reflect the current status of any out-licensing plan: “ALPHA-1062...has been out-licensed to study an intranasal formulation for cognitive impairment with mTBI,” or otherwise advise. In this regard, it appears from your other disclosures that the out-license of ALPHA-1062IN technology has not yet occurred.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 1 of Amendment No. 1 and elsewhere throughout Amendment No. 1 to clarify that the programs are in the preclincal development stage and to note that the outlicensing of ALPHA-1062IN has not yet occured.

2.	Refer to the first sentence of the third paragraph in this section. If accurate, please revise to clarify that ALPHA-0602, ALPHA-0702 and ALPHA-0802 are not the Company’s only preclinical stage assets. In this regard, we note that the development of certain formulations of ALPHA-1062 are also currently in the preclinical development phase.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 1 of Amendment No. 1 to clarify that the outside of ALPHA-1062 oral formulation for Mild-to-Moderate Alzheimer’s Disease, the Company’s other products in its pipeline are in the preclinical stage.

3.	We note your response to prior comment 2, which we reissue. Notwithstanding the Company’s plans to seek to out-license ALPHA-0602, please revise here and throughout where appropriate to briefly describe the eligibility criteria and significance of having obtained Orphan Drug Designation for ALPHA-0602 for the treatment of ALS from the FDA.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 1 and 92 of Amendment No. 1 to describe the eligibility criteria and significance of having obtained Orphan Drug Designation for ALPHA-0602 for the treatment of ALS from the FDA.

4.	Please revise your disclosure to describe briefly what you mean by “pivotal” clinical trials the first time you use the term.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 4 and elsewhere throughout Amendment No. 1 to describe the Company’s meaning of “pivotal” clinical trials.

Our Products and Approaches to Treatment, page 3

5.	With respect to your revised pipeline table on page 3:

●	We reissue prior comment 6 with respect to the final bullet. If the pursuit of any of indication may be delayed or is contingent upon obtaining additional resources (e.g., the out-licensing of ALPHA-1062IN for mTBI to, and funding of, Alpha Seven, or marketing ALPHA-1062 as a treatment for mild-to- moderate AD), please clearly disclose this in a footnote to the table.

●	Revise to provide context for the reference to Alpha Seven in the column captioned “Entity Responsible” in a footnote to the table.

●	It appears the previous heading which clarified that the top three rows reflect the development status of ALPHA-1062 programs has been deleted from the table. Please restore such heading.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 3 of Amendment No. 1 to (i) add a footnote to clarify that additional capital resources through funding are needed to pursue that stated indication, (ii) clarify the context of Alpha Seven, and (iii) add in the unintentionally omitted headings.

6.	We note your response to prior comment 7. In the narrative discussion following the pipeline table, you now state in various places that further development of various product candidates will be “contingent upon additional resources” that the Company or Alpha Seven Therapeutics do not currently have, respectively. Please revise further to specify the material resources that must be obtained by either company in order to advance development, and describe any plans to procure such resources, to the extent such plans have been developed.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 3-5 of Amendment No. 1 to clarify that the additional resources needed are additional available capital through financings.

7.	We note your response to prior comment 8. Please further revise page 4 to remove any implications that your product candidates will be approved, will be approved quickly, or are more likely to receive FDA approval. In this regard, please:

●	clarify that use of the 505(b)(2) pathway does not guarantee an accelerated review by the FDA

●	clarify that FDA approval is not guaranteed notwithstanding the Company’s attempts to conduct its pivotal studies “in direct alignment with the FDA feedback, as well as the FDA guidance document for 505(b)(2) approvals.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 4 of Amendment No. 1 and elsewhere throughout Amendment No. 1 to (i) clarify that use of the 505(b)(2) pathway does not guarantee an accelerated review by the FDA, and (ii) clarify that FDA approval is not guaranteed.

8.	We note your response to prior comment 9, which we reissue. Please specifically revise the Summary in an appropriate place to disclose the geographic locations of completed clinical trials to date as you have on page 29. Alternatively, you may revise the summary risk factor on page 11 to clarify, if true, that all completed clinical trials of your product candidates to date have been conducted outside the United States.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages [●] of Amendment No. 1 to amend the summary risk factor to clarify that all completed clinical trials to date have been conducted outside the United States.

Traumatic Brain Injury (TBI) Market, page 3

9.	We refer to your disclosure that you commissioned a market research report by Decision Resources Group/Clarivate.

●	Please revise to clarify the date of this market research report.

●	With respect to the statements in your prospectus that are based on this report, please revise to clarify whether such statements are statements of the third party or statements of the Company.

●	If your disclosure attributes a statement to the third party, or if you commissioned any other market or industry data cited in the prospectus including but not limited to research conducted by Infinity Group, please revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 12 of Amendment No. 1 to (i) clarify that date of the third-party market research report and (ii) clarify that statements based, in part, on the report are statements of the Company.

Traumatic Brain Injury: ALPHA-1062 Intranasal Formulation, page 5

10.	We note your response to prior comment 11, which we reissue. The basis for the Company’s expectation that Alpha Seven will complete the additional pre-clinical toxicity and manufacturing work for ALPHA-1062IN by the end of 2024 remains unclear, particularly in light of your disclosure that “further development work for ALPHA- 1062IN will require additional resources which Alpha Seven Therapeutics does not currently have.”

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages [●] of Amendment No. 1 to clarify that completion of the additional pre-clinical toxicity and manufacturing work is expected to be completed within 8 months of funding of Alpha Seven.

Recent Developments, page 9

11.	We note your response to prior comment 14, which we reissue. In this regard, we note that the reference to the Issuer’s Form 2A Listing Statement still appears at the bottom of page 9.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 5 of Amendment No. 1 to remove the noted reference.

Research and development of pharmaceuticals is lengthy and inherently risky., page 31

12.	Please revise the first sentence of this risk factor to clarify, if true, that other than the oral tablet formulation of ALPHA-1062 for AD, all of your other programs, including those related to other formulations of ALPHA-1062, are in pre-clinical development.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 31 of Amendment No. 1 to clarify that the outside of ALPHA-1062 oral formulation for Mild-to-Moderate Alzheimer’s Disease, the Company’s other products in its pipeline are in the preclinical stage.

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy..., page 51

13.	We note your response to prior comment 18, which we reissue with respect to the first bullet. Your statement on page 52 that you have not submitted for regulatory approval for any product candidate is inconsistent with your disclosure elsewhere throughout that you have filed an NDA for ALPHA-1062 in AD. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 52 of Amendment No. 1 to note that we have submitted ALPHA-1062 in AD for approval.

14.	The basis for your statement that you “have managed the regulatory approval process with the FDA or any other regulatory authority only a limited number of times” is unclear. In this regard, we note your disclosure on page 18 that to date, you have not yet demonstrated your ability to obtain regulatory approvals, among other things. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 52 of Amendment No. 1 to clarify that while we have been engaged in managing the approval process on a limited basis, we have not received regulatory approval for any of our products.

Our officers also serving as officers of Alpha Seven may give rise to a conflict of interest..., page 59

15.	Your disclosure that the Company owns approximately 47.5% of the issued and outstanding shares of common stock of Alpha Seven is inconsistent with disclosure on page 1 that the Company retains 85.4% ownership of Alpha Seven. Please reconcile or otherwise advise.’

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 59 of Amendment No. 1 to correct the typographical error and reconcile these statements to reflect ownership of 85.4% of Alpha Seven.

ALPHA-1062 Clinical Development, page 80

16.	We note your response to prior comment 19, which we reissue with respect to the first bullet. You state on page 80 that the Company completed two studies of ALPHA-1062 in Q2 2022 and a third in Q3 2022. However, it appears that you have only disclosed the results of one study completed in Q2 2022. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 80 of Amendment No. 1 to clarify that the displayed results are for each of the three completed studies. As noted in the lead in to the table and in the sub-headings, the tables do show the results of each of the two Q2 2022 studies and for the Q3 2022 study.

17.	We note your response to prior comment 22, which we reissue in part. With respect to each completed clinical trial discussed in this section, please revise to disclose the trial date(s) and trial location(s).

Company Response: The Company acknowledges the Staff’s comment. The Company notes that the trial completion dates are set forth in this section just prior to the table setting forth the results of the studies. Also, the Company previously added disclosure in this section noting that each of the trials was completed in India. In response to the staff’s comment, the Company has revised the S-1 on page 80 of Amendment No. 1 to provide additional clarity on the trial dates and locations.

18.	We note your response to prior comment 23, which we reissue in full. In this regard, we reiterate that determinations as to safety, efficacy, and/or the sufficiency of any data the Company submitted to the FDA are solely within the authority of the FDA. As such, please revise the following disclosure that implies or states a conclusion as to these matters:

●	Revise the references to “positive pivotal study results” on page 80, and to “positive results” and “positive pivotal data” on page 81.

●	Remove the columns from the tables on page 80 captioned “Sufficient Date for NDA Filing.”

●	Below the tables on page 80, revise bulleted statements that “data confirmed” ALPHA-1062 was bioequivalent to galantamine hydrobromide, and provide “necessary data for NDA filing (scientific bridge).”

●	Similarly, remove or revise statements that data “confirmed” or “established” bioequivalence of ALPHA-1062 and galantamine hydrobromide (pages 80-81). In this regard, we note you may present objective clinical trial data resulting from trials without stating your conclusions as to bioequivalence.

●	Remove or revise statements that data from a BABE study “strength the NDA application for ALPHA-1062...” (page 81) and “strengthen the NDA data set...” (page 82).

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 80-82 of Amendment No. 1 to (i) remove references to study results being “positive”, (ii) rename the heading for the column in the table from “Sufficient Data for NDA Filing” to “Data Enabled Filing of NDA” and (iii) revise language noted in the comment.

BABE Study vs. Extended Release, page 81

19.	We note your response to prior comment 24.

●	We reissue the first bullet of the prior comment in part. Please revise to disclose the feedback the Company received regarding the ALPHA-1062 RESOLVE trial.

●	We also reissue the second bullet of the prior comment in part. Please further revise page 82 to highlight that although a PDUFA date has been provided, there is no guarantee that the Company will not have to complete additional trials or studies in order to seek regulatory approval for ALPHA-1062, and that ultimately such approval may never be obtained.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 82 of Amendment No. 1 to (i) note that the FDA’s feedback was that the RESOLVE trial results did not need to be included in the NDA for ALPHA-1062, and (ii) provide a cross-reference to the risk factors section to note that although a PDUFA date has been provided, there is no guarantee that the Company will not have to complete additional trials or studies in order to seek regulatory approval for ALPHA-1062, and that ultimately such approval may never be obtained.

20.	You state that following the Q2 2022 meeting with FDA regarding the ALPHA-1062 program for mild-to-moderate AD, the “Company has since demonstrated required stability endpoints for twelve months of long-term stability data in the three to-be- marketed strengths of ALPHA-1062.”

●	Please revise this conclusory statement to avoid any suggestion that your data has demonstrated or is likely to demonstrate stability to the satisfaction of the FDA. You may disclose the stability endpoints and present objective stability data without concluding that your data has met FDA requirements.

●	Additionally, revise to qualify the phrase “to-be-marketed,” as ALPHA-1062 has not yet been approved.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 82 of Amendment No. 1 to revise the statements noted in the comment.

21.	We note your response to prior comment 25. Please disclose the information contained in your response letter in your prospectus. Specifically, please:

●	Revise your disclosure beginning on page 80 in an appropriate place to disclose that the completed BABE studies were conducted on study participants from the general population rather than an Alzheimer’s population.

●	Disclose the reason(s) why the Company determined the RESOLVE trial, which you state was designed in part to measure adverse events in an Alzheimer’s population, would not be implemented. Disclose whether, and if so how, the decision to forego completing the RESOLVE trial may impact the NDA filed with the FDA.

●	Make conforming revisions to the risk factor disclosure on page 18 as appropriate.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on pages 80 and 82 of Amendment No. 1 to (i) note that the BABE studies were completed on healthy adult study participants as described elsewhere in the disclosure and (ii) make conforming changes to the risk factor. The Company notes that the additional disclosure added in response to comment no. 19 sets forth that the FDA provided feedback that the RESOLVE trial did not need to be included in the NDA and therefore the Company proceeded without it.

ALPHA-1062 Patent Portfolio, page 86

22.	Although your response letter advises that page 86 was revised to address prior comment 30, we are unable to locate responsive revisions. We resissue prior comment 30 in full.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 86 of Amendment No. 1 to correct the inadvertent omission.

ALPHA-1062 Regulatory Matters, page 90

23.	We note your revisions in response to prior comment 33. You have added a cross- reference to disclosure on page 33 as it relates to potential partnership agreements in non- US territories. We are unable to locate the disclosure to which you refer on page 33. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 90 of Amendment No. 1 to remove the cross-reference which was added in error.

Financing Activities, page 107

24.	We note your response to prior comment 36, which we reissue with respect to the first bullet. Please define acronym “NLS” at first use in the prospectus.

Company Response: The Company acknowledges the Staff’s comment. The Company updated the references to use the acronym “NLS” defined at first use in the prospectus on page 80.

Alpha 1062 Technology, page 109

25.	We note your response to prior comment 37. You state on page 110 that the Memogain Technology License Agreement will terminate upon the later of twenty years from the Commencement Date (March 15, 2035) or the expiration of the last patent obtained. Please revise to clarify when this patent is expected to expire.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 110 of Amendment No. 1 to clarify when the patent is expected to expire.

Experts, page 163

26.	Please update this section to reflect the financial statements that are included in the registration statement.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page 163 of Amendment No. 1 to reference the correct financial statements.

Financial Statements

Note 2: Significant Accounting Policies Grant Accounting, page F-12

27.	Please explain to us why $69,416 from the federal wage tax credits refund relating to subcontractor costs is included in grant income. If this amount is not specifically related to the grant, please revise to remove this amount from grant income. If this expense is related to the grant, specifically disclose this fact or explain why the amount is appropriately classified as grant income.

Company Response: The Company acknowledges the Staff’s comment and has revised the financial statements to separate the $69,416 out from the grant income.

Form S-1 filed April 30, 2024 Exhibit Index, page II-8

28.	Please have your auditors revise their auditor consent filed as Exhibit 23.1 to correctly state the audit report date.

Company Response: The Company acknowledges the Staff’s comment and has filed an updated consent with the correct audit report date with Amendment No. 1.

General

29.	Please revise your exhibit index to include the filing fee table. Refer to Item 601 of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-1 on page II-9 of Amendment No. 1 to add the filing fee table to the exhibit list.

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company acknowledges the Staff’s comment. There are no communications responsive to this request.

Should you have any further comments or questions about Amendment No. 1 or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

ALPHA COGNITION INC.

By:	/s/ Michael McFadden
Michael McFadden
Chief Executive Officer